Hernández
Barbosa &
Huerga

RECEIVED
2009 DEC -7 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09047448

November 11, 2009.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Filing Desk/
Office of International corporate Finance

Re: Hilasal Mexicana, S.A.B. de C.V.- Information Furnished Pursuant to Rule 12g3-2(b) – **File 82-4743**

On behalf of Hilasal Mexicana, S.A.B. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the Third Quarter Report for 2009 (year ending December 31, 2009), which were filed before the "Bolsa Mexicana de Valores" (the Mexican Stock Exchange) pursuant to its rules governing listed companies in Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 38171731 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Fernando Hernández Gomez, Esq.

Dlw 12/8

CONSULEGIS EWIV/EEIG
Member of Consulegis, an International Association of Law Firms

OFICINAS CORPORATIVAS
Mar Báltico 2237 4° piso Col. Country Club
C.P. 44637 Guadalajara, Jalisco
Tel (52) 33 3817-1731 Fax (52) 33 3817-1732

OFICINAS CD. DE MÉXICO
Av. Presidente Mazaryk 111 1er piso
Col. Chapultepec Morales C.P. 11560 México, DF
Tel (52) 55 3300-5801 Fax (52) 55 3300-5919

www.hbclaw.com.mx

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NOT CONSOLIDATED
Final Printing

Third Quarter Report year 2009

Quarter Commentaries

This quarter the company still faces a challenging environment with low volume record of United States consumption and a decreasing domestic demand.

In compliance with the business plan launched this quarter, and the implementation of which shall be completed by late 2010, improvements in the mix of sold products and reductions of costs and expenses have been achieved._These savings will include adjustments in the work shifts, hiring of alternate energy services, gas coverage conclusion and a restructuring in the logistics and delivery services. The company estimates annual savings will represent $ 12 million pesos.

The displaced volume on this quarter does not generate the flow required to allow absorption of the fixed costs, therefore, the resources obtained by the reduction of working capital allowed the company to face its operating requirements.

Income Statement 3Q09 vs. 3Q08 (July - September).

Total sales decreased 48.2% by volume. 48.4% in dollars and 34.4% in pesos.
The domestic sales volume decreased 43.7% to 45.6% in dollars, and 31.0% in pesos.
The export sales volume decreased 63.9%, 57.4% in dollars and 45.7% in pesos.

Gross margin in the absence of volume and a lower fixed cost absorption, is located at -6.4% compared with 11.2% in 3Q 09.

General expenses represent a decrease of 13.6%. Selling expenses were reduced by 18.3% and are placed with respect to sales at 14.4%, while the administration expenses is reduced by 8.1% and placed in 13.6% of the sale.

The operational margin is negative and it represents a 34.4% of the sale, and compared with a loss of 10.1% in Q3-08.

UAFIDA (*EBITDA, or Earnings before interest tax deferreds and amortizations*) is negative and stood at 18.7% of sales compared to 0.2% through 3Q-08.

Other income and expenses
In other expenses the amount is generated mainly by the costs associated with implementing the business plan.

Integral Financing Result
The Integral Financing Result was unfavorable by $ 15.7 million pesos compared to $ 23.0 million loss in Q3-08.

Interest paid increases by 121.8% in pesos, mainly by the increase in the cost of debt. Net interests regarding sales represent 21.4% in comparison with. 6.3% through Q3-08. The average annual rate for loans was 6.59% in dollars.

The currency exchange rate to the 3Q-09 was unfavorable by $ 5.7 million compared to a loss of $ 18.5 million pesos at 3Q-08.

Taxes on Profit
It recognizes the provision for deferred income tax.

Net Profit
The result threw a loss in the third quarter of $ 23.7 million and compares with a loss of $ 21.7 million pesos at 3Q-08.

- **Last 12 months results 2009 vs. 2008 (October - September)**

The total sales decrease 31.8% in volume, 36.4% in dollars and 18.7% in pesos.
The national sales decrease 23.8% in volume, 30.7% in dollars and 11.6% in pesos.
The exports decrease 47.3% in volume, 46.8% in dollars and 31.5% in pesos.
The gross margin passed from 17.8% to 11.8%.

The general expenses are located at 20.9% on sales. Sales expenses were reduced by 7.3% representing 11.5% of sales compared to 10.1% in 2008. Administration expenses are reduced 17.0%, and placed in 9.4% of the sale, compared with 9.2% in 2008.

The operational margin goes from (1.5%) to (9.1%).

EBITDA decreased going from 7.2% to 1.6% with respect to sales.

Other income and expenses
The last 12 months to September 2009 considering the effects of workers compensations and non-recurring expenses in cancellation of the export program and the valuation adjustments in inventories and the increase in the reserve of receivable accounts.

Integral Result of Financing
The integral cost of financing for 2009 represented $ 111.7 million pesos compared to $ 25.1 million dollars for fiscal year 2008.

The interest paid increased 71.1%, from $ 18.3 to $ 31.4 million pesos.

Net interests in relation to sales represent 11.2% in 2009 compared to 5.3% in 2008.

The currency exchange rate represented a loss for $ 80.4 million pesos in 2009 compared with a loss of $ 8.9 million pesos in 2008.

Taxes to Profit
It recognizes the provision for deferred income tax.

Net Profit
The net result represents a loss of 133.5 million pesos, which is compared to 21.9 million pesos in 2008.

- **Balance as of September 30, 2009 vs. September 30, 2008.**

According to the provisions of the NIF B-10, for comparison purposes, the amounts for the year 2008 are expressed in pesos as to the original date. These purposes added to

the devaluation of the Peso in the last months, generate a variation when comparing the amounts in terms of Pesos and Dollars.

Total assets are reduced 21.1% in pesos and 36.0% in dollars. The portfolio is reduced by 50.9% in pesos and 60.2% in dollars. Inventories are reduced 29.5% in pesos and 42.9% in dollars. Fixed assets decreased 6.5% in pesos and 24.2% in dollars.

Total liabilities are reduced 2.2% in pesos and 20.7% in dollars. The debt cost is increased 1.3% to settle at U.S. $ 25.1 million.

Shareholders' equity decreased from $ 283.4 to $ 149.9 million, which includes the effect of the exchange loss of $ 80.4 million recorded during the last 12 months.

General Issues.

The board of directors of Hilasal, at its meeting held on 21 July 2009, decided to appoint as CEO, with the duties and powers that the law gives, Mr. Jorge A. Garcia Fernandez. Mr. García Fernández earned his degree in administration at UNAM (Universidad Nacional Autonoma de México); he has served as executive director of Hilasal, before his appointment and has participated as counsel in various agencies, such as the committee of BMV, in the western textile camera, CONCAMIN, among others.

During the quarter, the license with Disney for the use of his characters in the pattern of the towel was renewed for 14 months. This new agreement also includes the characters of g-force, princess and the frog, toy story 3, Pirates of the Caribbean: Dead Man's Chest.

With the Warner Brothers Company the character pucca included in to the agreement, and Marvel Characters, Inc. was agreed with to license the film Spiderman 4, and in addition, iron man, thor, captain america and the avengers were included in the existing agreement.

The index in the stock exchange market passed form the position number 129 to the position 124 as of July 2009.

Hilasal MEXICANA S.A.B. DE C.V.

Third Quarter Report 2009

Km. 9.2 Carr. A El Salto, vía El Verde El Salto, Jal., México C.P. 45680 Tel: (0133) 3668-1900 Fax: (0133) 3668-1916 E-mail: hilasal@hilasal.com

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

TO SEPTEMBER 30 OF 2009 AND 2008 **NOT CONSOLIDATED**

(Thousand Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**533,501**	**100**	**675,786**	**100**
s02	**CURRENT ASSETS**	**181,621**	**34**	**291,013**	**43**
s03	CASH AND AVAILABLE INVESTMENTS	1,444	0	430	0
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	53,928	10	109,888	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	9,295	2	14,757	2
s06	INVENTORIES	116,954	22	165,938	25
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	**LONG-TERM**	**0**	**0**	**0**	**0**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**348,863**	**65**	**373,274**	**55**
s13	LAND AND BUILDINGS	184,071	35	184,071	27
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	643,274	121	655,466	97
s15	OTHER EQUIPMENT	117,749	22	115,507	17
s16	ACCUMULATED DEPRECIATION	597,638	112	582,497	86
s17	CONSTRUCTION IN PROGRESS	1,407	0	727	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**3,017**	**1**	**11,499**	**2**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**383,506**	**100**	**392,306**	**100**
s21	**CURRENT LIABILITIES**	**195,331**	**51**	**180,476**	**46**
s22	SUPPLIERS	12,908	3	44,874	11
s23	BANK LOANS	154,432	40	115,660	29
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	14,435	4	11,302	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	13,556	4	8,640	2
s27	**LONG-TERM LIABILITIES**	**185,473**	**48**	**156,384**	**40**
s28	BANK LOANS	185,473	48	156,384	40
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,702**	**1**	**55,446**	**14**
s33	**STOCKHOLDERS EQUITY**	**149,995**	**100**	**283,480**	**100**
s36	**CONTRIBUTED CAPITAL**	**249,402**	**166**	**249,402**	**88**
s79	CAPITAL STOCK	198,310	132	198,310	70
s39	PREMIUM ON ISSUANCE OF SHARES	51,092	34	51,092	18
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-99,407**	**-66**	**34,078**	**12**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	228,596	152	362,081	128
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-328,003	-219	-328,003	-116
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

NOT CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**1,444**	**100**	**430**	**100**
s46	CASH	1,411	98	305	71
s47	AVAILABLE INVESTMENTS	33	2	125	29
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**0**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**3,017**	**100**	**11,499**	**100**
s48	DEFERRED EXPENSES (NET)	3,017	100	11,499	100
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**195,331**	**100**	**180,476**	**100**
s52	FOREIGN CURRENCY LIABILITIES	90,355	46	150,313	83
s53	MEXICAN PESOS LIABILITIES	104,976	54	30,163	17
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**13,556**	**100**	**8,640**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	10,626	78	2,579	30
s68	PROVISIONS	2,227	16	2,141	25
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	703	5	3,920	45
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**185,473**	**100**	**156,384**	**100**
s59	FOREIGN CURRENCY LIABILITIES	176,698	95	156,384	100
s60	MEXICAN PESOS LIABILITIES	8,775	5	0	0
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,702**	**100**	**55,446**	**100**
s66	DEFERRED TAXES	666	25	53,304	96
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,036	75	2,142	4
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**198,310**	**100**	**198,310**	**100**
s37	CAPITAL STOCK (NOMINAL)	48,417	24	48,417	24
s38	RESTATEMENT OF CAPITAL STOCK	149,893	76	149,893	76

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

NOT CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**228,596**	**100**	**362,081**	**100**
s93	LEGAL RESERVE	24,272	11	24,272	7
s43	RESERVE FOR REPURCHASE OF SHARES	8,530	4	8,530	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	269,628	118	353,590	98
s45	NET INCOME FOR THE YEAR	-73,834	-32	-24,311	-7
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-328,003**	**100**	**-328,003**	**100**
s70	ACCUMULATED MONETARY RESULT	-141,362	43	-141,362	43
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	-114,661	35	-114,661	35
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-71,980	22	-71,980	22
s100	OTHER	0	0	0	0

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

NOT CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	-13,710	110,537
s73	PENSIONS AND SENIORITY PREMIUMS	2,036	2,142
s74	EXECUTIVES (*)	10	10
s75	EMPLOYEES (*)	178	195
s76	WORKERS (*)	341	514
s77	OUTSTANDING SHARES (*)	129,986,146	129,986,146
s78	REPURCHASED SHARES (*)	9,453,854	9,453,854
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2009 AND 2008

(Thousand Pesos)

NOT CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**200,221**	**100**	**250,674**	**100**
r02	COST OF SALES	184,931	92	212,364	85
r03	**GROSS PROFIT**	**15,290**	**8**	**38,310**	**15**
r04	GENERAL EXPENSES	42,657	21	49,599	20
r05	**INCOME (LOSS) FROM OPERATION**	**-27,367**	**-14**	**-11,289**	**-5**
r08	OTHER INCOME AND (EXPENSE), NET	-42,170	-21	-1,528	0
r06	COMPREHENSIVE FINANCING RESULT	-32,921	-16	-20,934	-8
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**-102,458**	**-51**	**-33,751**	**-13**
r10	INCOME TAXES	-28,624	-14	-9,440	-4
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-73,834**	**-37**	**-24,311**	**-10**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET INCOME**	**-73,834**	**-37**	**-24,311**	**-10**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

NOT CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**200,221**	**100**	**250,674**	**100**
r21	DOMESTIC	140,000	70	167,499	67
r22	FOREIGN	60,221	30	83,175	33
r23	TRANSLATED INTO DOLLARS (***)	4,328	2	7,878	3
r08	**OTHER INCOME AND (EXPENSE), NET**	**-42,170**	**100**	**-1,528**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	-42,170	100	-1,528	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-32,921**	**100**	**-20,934**	**100**
r24	INTEREST EXPENSE	25,571	-78	13,553	-65
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	32	0	30	0
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-7,382	22	-7,411	35
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**-28,624**	**100**	**-9,440**	**100**
r32	INCOME TAX	0	0	1,215	-13
r33	DEFERRED INCOME TAX	-28,624	100	-10,655	113

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

NOT CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	243,989	293,279
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	280,094	344,585
r39	OPERATING INCOME (**)	-25,530	-5,170
r41	NET INCOME (**)	-133,486	-21,923
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	22,175	22,306

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY1 TO SEPTEMBER 30 OF 2009

NOT CONSOLIDATED

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**46,968**	**100**	**71,610**	**100**
rt02	COST OF SALES	49,986	106	63,621	89
rt03	**GROSS PROFIT**	**-3,018**	**-6**	**7,989**	**11**
rt04	GENERAL EXPENSES	13,120	28	15,188	21
rt05	**INCOME (LOSS) FROM OPERATION**	**-16,138**	**-34**	**-7,199**	**-10**
rt08	OTHER INCOME AND (EXPENSE), NET	-999	-2	34	0
rt06	COMPREHENSIVE FINANCING RESULT	-15,798	-34	-23,039	-32
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**-32,935**	**-70**	**-30,204**	**-42**
rt10	INCOME TAXES	-9,221	-20	-8,450	-12
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-23,714**	**-50**	**-21,754**	**-30**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET INCOME**	**-23,714**	**-50**	**-21,754**	**-30**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	**46,968**	**100**	**71,610**	**100**
rt21	DOMESTIC	37,991	81	55,088	77
rt22	FOREIGN	8,977	19	16,522	23
rt23	TRANSLATED INTO DOLLARS (***)	674	1	1,581	2
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-999**	**100**	**34**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	-999	100	34	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-15,798**	**100**	**-23,039**	**100**
rt24	INTEREST EXPENSE	10,043	-64	4,529	-20
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	0	0	9	0
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-5,755	36	-18,519	80
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**-9,221**	**100**	**-8,450**	**100**
rt32	INCOME TAX	0	0	-8,450	100
rt33	DEFERRED INCOME TAX	-9,221	100	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME

NOT CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	7,348	7,338

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos)

NOT CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	-102,457	-33,751
e02	+ (-)ITEMS NOT REQUIRING CASH	30,880	17,519
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	22,175	22,306
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	25,571	13,553
e05	**CASH FLOW BEFORE INCOME TAX**	-23,831	19,627
e06	CASH FLOWPROVIDED OR USED IN OPERATION	38,457	-49,270
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	14,626	-29,643
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-167	-4,928
e09	**FINANCING ACTIVITIES**	14,459	-34,571
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-28,814	32,832
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-14,355	-1,739
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	15,799	2,169
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	1,444	430

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

NOT CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	30,880	17,519
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	30,880	17,519
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	22,175	22,306
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	22,175	22,306
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	25,571	13,553
e25	+ACCRUED INTEREST	25,571	13,553
e26	+ (-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	38,457	-49,270
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	36,566	-3,306
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	50,796	-33,426
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	2,207	-6,381
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	-13,221	6,708
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-37,891	-11,891
e32	+ (-) INCOME TAXES PAID OR RETURNED	0	-974
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-167	-4,928
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-167	-4,928
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-28,814	32,832
e45	+BANK FINANCING	32,747	379,430
e46	+STOCK MARKET FINANCING	0	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-48,047	-335,463
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-13,514	-11,127
e56	-REPURCHASE OF SHARES	0	-8
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

DATA PER SHARE

NOT CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ -1.03		$ -0.20	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 0		$ 0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 1.15		$ 2.18	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	0.63	times	0.53	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	-0.71	times	-7.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

RATIOS **NOT CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	-36.88	%	-9.70	%
p02	NET INCOME TO STOCKHOLDERS EQUITY (**)	-88.99	%	-7.73	%
p03	NET INCOME TO TOTAL ASSETS (**)	-25.02	%	-3.24	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	-0.00	%	-0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.53	times	0.51	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	0.80	times	0.92	times
p08	INVENTORIES TURNOVER (**)	2.11	times	1.71	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	63	days	103	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.25	%	6.75	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	71.88	%	58.05	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	2.56	times	1.38	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	69.63	%	78.18	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	53.16	%	41.90	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	-1.07	times	-0.83	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.73	times	0.88	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.93	times	1.61	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.33	times	0.69	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.47	times	0.74	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	0.74	%	0.24	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

COMENTARIOS DEL TRIMESTRE

LA COMPAÑÍA SIGUE ENFRENTANDO UN ENTORNO DESAFIANTE CON BAJOS VOLÚMENES RÉCORD DE CONSUMO EN ESTADOS UNIDOS ASÍ COMO CAÍDA EN LA DEMANDA INTERNA.

EN APEGO AL PLAN DE NEGOCIOS INICIADO ESTE TRIMESTRE Y CUYA IMPLEMENTACIÓN CONCLUIRÁ A FINALES DEL 2010, SE HAN GENERADO MEJORAS EN LA MEZCLA DE PRODUCTOS VENDIDOS Y REDUCCIONES EN COSTOS Y GASTOS. ESTOS AHORROS CONSIDERAN ADECUACIONES EN LA JORNADA LABORAL, CONTRATACIÓN DE SERVICIOS ALTERNOS DE ENERGÍA, CONCLUSIÓN DE COBERTURAS DE GAS Y REESTRUCTURA EN LOS SERVICIOS DE LOGÍSTICA Y ENTREGA. LA EMPRESA ESTIMA QUE LOS AHORROS ANUALES REPRESENTARÁN $12 MILLONES DE PESOS.

EL VOLUMEN DESPLAZADO ESTE TRIMESTRE NO GENERA LOS FLUJOS REQUERIDOS QUE PERMITAN ABSORBER LOS COSTOS FIJOS, POR ELLO, LOS RECURSOS OBTENIDOS POR LA REDUCCIÓN DEL CAPITAL DE TRABAJO PERMITIERON A LA COMPAÑÍA HACER FRENTE A SUS REQUERIMIENTOS DE OPERACIÓN.

CONTINÚAN LAS REUNIONES CON LOS ACREEDORES FINANCIEROS, CON ALGUNOS DE LOS CUALES SE PRESENTAN INCUMPLIMIENTOS RESPECTO A PAGO DE INTERESES Y PRINCIPAL. LOS ACUERDOS ALCANZADOS SE DIVULGARÁN DE MANERA OPORTUNA, SEGÚN SE REGISTREN AVANCES EN LA NEGOCIACIÓN.

- ESTADO DE RESULTADOS 3T09 VS 3T08 (JULIO- SEPTIEMBRE)

LAS VENTAS TOTALES DISMINUYEN 48.2% EN VOLUMEN. 48.4% EN DÓLARES Y 34.4% EN PESOS

LA VENTA NACIONAL DISMINUYE 43.7% EN VOLUMEN 45.6% EN DÓLARES, Y 31.0% EN PESOS

LA VENTA EXPORTACIÓN DISMINUYE 63.9% EN VOLUMEN, 57.4% EN DÓLARES Y 45.7% EN PESOS.

EL MARGEN BRUTO, ANTE LA FALTA DE VOLUMEN Y UNA MENOR ABSORCIÓN DE COSTOS FIJOS, SE UBICA EN -6.4% QUE SE COMPARA CON EL 11.2% AL 3T 09.

LOS GASTOS GENERALES PRESENTAN REDUCCIÓN DEL 13.6%. LOS GASTOS DE VENTA SE REDUCEN 18.3% Y SE UBICAN CON RESPECTO A VENTAS EN EL 14.4%, EN TANTO QUE LOS DE ADMINISTRACIÓN SE REDUCEN 8.1% Y SE UBICAN EN EL 13.6% DE LA VENTA.

EL RESULTADO OPERATIVO RESULTA NEGATIVO Y REPRESENTA EL 34.4% DE LA VENTA, Y SE COMPARA CON PÉRDIDA DE 10.1% DEL TERCER TRIMESTRE DEL 2008.

LA UAFIDA ES NEGATIVA Y SE UBICÓ EN 18.7% SOBRE VENTAS COMPARADA CON 0.2% AL 3T-08.

OTROS INGRESOS Y GASTOS
EN OTROS GASTOS EL IMPORTE ES GENERADO PRINCIPALMENTE POR LOS COSTOS QUE CONLLEVA LA IMPLEMENTACIÓN DEL PLAN DE NEGOCIOS.

RESULTADO INTEGRAL DE FINANCIAMIENTO
EL RESULTADO INTEGRAL DE FINANCIAMIENTO FUE DESFAVORABLE POR $15.7 MILLONES DE PESOS EN COMPARACIÓN A PÉRDIDA POR $23.0 MILLONES EN EL 3T-08.

LOS INTERESES PAGADOS SE INCREMENTAN 121.8% EN PESOS PRINCIPALMENTE POR INCREMENTO EN EL COSTO DE LA DEUDA. LOS INTERESES NETOS CON RESPECTO A VENTAS REPRESENTAN EL 21.4% EN COMPARACIÓN DEL 6.3% AL 3T-08. LA TASA ANUALIZADA PROMEDIO DE PRÉSTAMOS FUE DE 6.59% EN DÓLARES.

LA PARIDAD CAMBIARIA AL 3T-09 RESULTÓ DESFAVORABLE POR $5.7 MILLONES COMPARADA CON PÉRDIDA DE $18.5 MILLONES DE PESOS AL 3T-08.

IMPUESTOS A LA UTILIDAD
SE RECONOCE LA PROVISIÓN CORRESPONDIENTE A ISR DIFERIDO.

UTILIDAD NETA
EL RESULTADO DEL TERCER TRIMESTRE PRESENTA PÉRDIDA DE $23.7 MILLONES Y SE COMPARA CON PÉRDIDA DE $21.7 MILLONES DE PESOS AL 3T-08.

• RESULTADOS ÚLTIMOS DOCE MESES 2009 VS 2008 (OCTUBRE - SEPTIEMBRE)

LAS VENTAS TOTALES SE REDUCEN 31.8% EN VOLUMEN, 36.4% EN DÓLARES Y 18.7% EN PESOS.

LAS VENTAS NACIONALES DISMINUYEN 23.8% EN VOLUMEN, 30.7% EN DÓLARES Y 11.6% EN PESOS.

LAS EXPORTACIONES SE REDUCEN 47.3% EN VOLUMEN, 46.8% EN DÓLARES Y 31.5% EN PESOS.

EL MARGEN BRUTO PASA DEL 17.8% AL 11.8%.

LOS GASTOS GENERALES SE UBICAN EN 20.9% SOBRE VENTAS. LOS GASTOS DE VENTA SE REDUCEN 7.3% UBICÁNDOSE EN 11.5% SOBRE VENTAS Y SE COMPARA AL 10.1% EN 2008. LOS GASTOS DE ADMINISTRACIÓN SE REDUCEN 17.0%, SU PROPORCIÓN CON RESPECTO A VENTAS ES 9.4%,QUE SE COMPARA CON EL 9.2% EN 2008.

EL MARGEN DE OPERACIÓN PASA DE (1.5%) A (9.1%).

LA UAFIDA DISMINUYE AL PASAR DEL 7.2% AL 1.6% CON RESPECTO A VENTAS.

OTROS INGRESOS Y GASTOS
LOS ÚLTIMOS 12 MESES A SEPTIEMBRE 2009 CONSIDERAN LOS EFECTOS DE INDEMNIZACIONES DE PERSONAL Y GASTOS NO RECURRENTES POR CANCELACIÓN DE PROGRAMA EN EXPORTACIÓN Y POR AJUSTES A LA VALUACIÓN EN INVENTARIOS E INCREMENTO EN LA RESERVA DE CUENTAS POR COBRAR.

RESULTADO INTEGRAL DE FINANCIAMIENTO

EL RESULTADO INTEGRAL DE FINANCIAMIENTO A 2009 REPRESENTÓ $111.7 MILLONES PESOS EN COMPARACIÓN DE $25.1 MILLONES DE PESOS AL EJERCICIO 2008.

LOS INTERESES PAGADOS SE INCREMENTAN 71.1% AL PASAR DE $18.3 A $31.4 MILLONES DE PESOS. LOS INTERESES NETOS EN SU RELACIÓN A VENTAS REPRESENTAN EL 11.2% EN 2009 EN COMPARACIÓN A 5.3% DE 2008.

LA PARIDAD CAMBIARIA REPRESENTÓ UNA PÉRDIDA POR $80.4 MILLONES DE PESOS EN EL 2009 COMPARADO CON PÉRDIDA POR $8.9 MILLONES DE PESOS AL 2008.

IMPUESTOS A LA UTILIDAD

EN ESTE RUBRO SE REGISTRAN LAS PROVISIONES DE ISR DIFERIDO.

UTILIDAD NETA

EL RESULTADO NETO ES PÉRDIDA POR $133.5 MILLONES, QUE SE COMPARA CON PÉRDIDA POR $21.9 MILLONES DE PESOS AL 2008.

- BALANCE AL 30 DE SEPTIEMBRE 2009 VS 30 DE SEPTIEMBRE 2008.

DE ACUERDO A LA NIF B-10, PARA EFECTOS DE COMPARACIÓN, LAS CIFRAS DEL EJERCICIO 2008 SE EXPRESAN EN PESOS DE LA FECHA DE ORIGEN. ESTOS EFECTOS AUNADOS A LA DEPRECIACIÓN DEL PESO EN LOS ÚLTIMOS MESES, GENERAN VARIACIÓN AL COMPARAR LAS CIFRAS EN TÉRMINO DE PESOS Y DÓLARES.

LOS ACTIVOS TOTALES SE REDUCEN 21.1% EN PESOS Y 36.0% EN DÓLARES. LA CARTERA SE REDUCE 50.9% EN PESOS Y 60.2% EN DÓLARES. LOS INVENTARIOS SE REDUCEN 29.5% EN PESOS Y 42.9% EN DÓLARES. EL ACTIVO FIJO DISMINUYÓ 6.5% EN PESOS Y 24.2% EN DÓLARES.

EL PASIVO TOTAL SE REDUCE 2.2% EN PESOS Y 20.7% EN DÓLARES. LA DEUDA CON COSTO SE INCREMENTA 1.3% PARA UBICARSE EN US$ 25.1 MILLONES.

EL CAPITAL CONTABLE PASÓ DE $283.4 A $149.9 MILLONES, QUE INCLUYE EL EFECTO DE LA PÉRDIDA CAMBIARIA POR $80.4 MILLONES REGISTRADA DURANTE LOS ÚLTIMOS 12 MESES.

- ASUNTOS GENERALES

EL CONSEJO DE ADMINISTRACIÓN DE HILASAL, EN SU SESIÓN CELEBRADA EL 21 DE JULIO DE 2009, RESOLVIÓ NOMBRAR COMO DIRECTOR GENERAL, CON LAS OBLIGACIONES Y FACULTADES QUE LA LEY OTORGA, AL LIC. JORGE A. GARCÍA FERNÁNDEZ. EL SEÑOR GARCÍA FERNÁNDEZ OBTUVO SU LICENCIATURA EN ADMINISTRACIÓN DE EMPRESAS EN LA UNIVERSIDAD NACIONAL AUTÓNOMA DE MÉXICO; SE HA DESEMPEÑADO COMO DIRECTOR EJECUTIVO DE HILASAL HASTA ANTES DE SU NOMBRAMIENTO Y HA PARTICIPADO COMO CONSEJERO EN DIVERSOS ORGANISMOS COMO EL COMITÉ DE EMISORAS DE LA BMV, EN LA CÁMARA TEXTIL DE OCCIDENTE, CONCAMÍN, ENTRE OTRAS.

DURANTE EL TRIMESTRE, SE RENOVÓ POR 14 MESES LA LICENCIA CON DISNEY PARA EL USO DE SUS PERSONAJES EN EL ESTAMPADO DE LA TOALLA. ESTE NUEVO CONTRATO INCLUYE ADEMÁS LOS PERSONAJES DE G-FORCE, PRINCESS AND THE FROG, TOY STORY 3, PIRATAS DEL CARIBE: EL COFRE DE LA MUERTE.

CON LA EMPRESA WARNER BROTHERS SE INCLUYÓ EN EL CONTRATO A PUCCA, Y CON MARVEL CHARACTERS, INC SE CONTRATÓ LA LICENCIA DE SPIDERMAN 4 LA PELÍCULA, Y DE MANERA ADICIONAL, SE INCLUYÓ EN EL CONTRATO VIGENTE A IRON MAN, THOR, CAPITAN AMERICA AND THE AVENGERS.

EL ÍNDICE DE BURSATILIDAD DE LA EMPRESA AL CIERRE DE SEPTIEMBRE DEL 2009 SE UBICÓ EN LA POSICIÓN 129, RESPECTO A LA POSICIÓN 124 QUE TENÍA EN JUNIO DEL 2009.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1 - OBJETO DE LA SOCIEDAD

LA ACTIVIDAD PRINCIPAL DE LA COMPAÑÍA ES LA FABRICACIÓN, COMPRA Y VENTA DE TOALLAS Y PRODUCTOS SIMILARES.

NOTA 2. - POLÍTICAS CONTABLES SIGNIFICATIVAS

A) GENERAL

LOS ESTADOS FINANCIEROS ADJUNTOS FUERON PREPARADOS CONFORME A LAS NORMAS DE INFORMACIÓN FINANCIERA (NIF) EMITIDAS POR EL CONSEJO MEXICANO PARA LA INVESTIGACIÓN Y DESARROLLO DE NORMAS DE INFORMACIÓN FINANCIERA (CINIF), LAS CUALES REQUIEREN QUE LA ADMINISTRACIÓN EFECTÚE CIERTAS ESTIMACIONES Y UTILICE CIERTOS SUPUESTOS PARA DETERMINAR LA VALUACIÓN DE ALGUNAS DE LAS PARTIDAS INCLUIDAS EN LOS ESTADOS FINANCIEROS, Y PARA HACER LAS REVELACIONES QUE SE REQUIEREN PRESENTAR EN LOS MISMOS. LA ADMINISTRACIÓN CONSIDERA QUE LAS ESTIMACIONES Y SUPUESTOS UTILIZADOS SON LOS ADECUADOS EN LAS CIRCUNSTANCIAS, AUN CUANDO SU EFECTO FINAL PUEDE LLEGAR A DIFERIR DEL EFECTO DE DICHAS HIPÓTESIS

LAS NORMAS DE INFORMACIÓN FINANCIERA (NIF) A LAS QUE NOS REFERIMOS EN EL PÁRRAFO ANTERIOR, Y QUE SON APLICABLES EN MÉXICO SE INTEGRAN POR LAS PROPIAS NIF Y POR:

INTERPRETACIONES A LAS NIF (INIF)
ORIENTACIONES A LAS NIF (ONIF)
BOLETINES DE LA COMISIÓN DE PRINCIPIOS DE CONTABILIDAD DEL INSTITUTO MEXICANO DE CONTADORES PÚBLICOS (IMCP) QUE NO HAN SIDO MODIFICADOS, SUBSTITUIDOS O DEROGADOS POR NUEVAS NIF, Y
NORMAS INTERNACIONALES DE INFORMACIÓN FINANCIERA (NIIF) APLICABLES DE MANERA SUPLETORIA.

B) EFECTOS DE LA INFLACION EN LOS ESTADOS FINANCIEROS

DE CONFORMIDAD CON LO DISPUESTO EN LA NIF B-10, EFECTOS DE LA INFLACIÓN, QUE ENTRO EN VIGOR EL 1 DE ENERO DE 2008, LA ELABORACIÓN DE LOS ESTADOS FINANCIEROS DE 2009 Y 2008 SE EFECTUÓ COMO SIGUE:

NO SE RECONOCIERON LOS EFECTOS DE LA INFLACIÓN POR EL EJERCICIO 2009, PUES LA INFLACIÓN ACUMULADA DE LOS TRES EJERCICIOS ANUALES DE 2006 A 2008 NO FUE SUPERIOR AL 26%, LO QUE LA REFERIDA NORMA CALIFICA DE ENTORNO ECONÓMICO NO INFLACIONARIO.

C) ESTADO DE FLUJOS DE EFECTIVO

A PARTIR DE 2008 ESTE ESTADO FINANCIERO SUSTITUYE EL ESTADO DE CAMBIOS EN LA SITUACIÓN FINANCIERA, Y TIENE COMO ENFOQUE MOSTRAR LAS ENTRADAS Y SALIDAS DE EFECTIVO DEL EJERCICIO, NO LOS CAMBIOS EN LA ESTRUCTURA FINANCIERA DE LA EMPRESA. AL ELABORARSE, SE PRINCIPIA CON LOS FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACIÓN, ENSEGUIDA LAS DE INVERSIÓN Y, FINALMENTE, LAS DE FINANCIAMIENTO.

D) INMUEBLES, MAQUINARIA Y EQUIPO

SE REGISTRAN A SU COSTO DE ADQUISICIÓN. SE ACTUALIZARON HASTA EL 31 DE DICIEMBRE DE 2007 MEDIANTE LA APLICACIÓN DE FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), PUBLICADOS POR EL BANCO DE MÉXICO A TRAVÉS DE SUS INDICADORES ECONÓMICOS Y SOBRE EL VALOR NETO DE REPOSICIÓN AL 31 DE DICIEMBRE DE 1996, MEDIANTE AVALÚO PRACTICADO POR PERITOS INDEPENDIENTES Y AL TIPO DE CAMBIO CORRESPONDIENTE AL CIERRE DEL EJERCICIO PARA LOS ACTIVOS DE PROCEDENCIA EXTRANJERA.

EN 2005 SE LLEVÓ A CABO UN ESTUDIO DE LA VIDA ÚTIL REMANENTE DE LA MAQUINARIA Y EQUIPO, TOMANDO COMO BASE, ENTRE OTROS ELEMENTOS, EL TIPO DE INDUSTRIA, LA TECNOLOGÍA Y LAS CONDICIONES DE MANTENIMIENTO, CONCLUYENDO QUE LA EMPRESA TIENE EN USO ACTIVOS CUYA VIDA PRODUCTIVA HA SIDO SUPERIOR A LOS 10 AÑOS Y QUE AUN CON PRECIOS DE REALIZACIÓN DE ACTIVOS POR OTRAS EMPRESAS DEL SECTOR, QUE A NIVEL INTERNACIONAL ESTÁN EN PROCESO DE LIQUIDACIÓN, LA VIDA ÚTIL DE ESTOS ACTIVOS DESDE SU FECHA DE ADQUISICIÓN, ES SUPERIOR A LOS 10 AÑOS, COMO BASE PARA LA DETERMINACIÓN DE LA DEPRECIACIÓN DE SU MAQUINARIA Y EQUIPO.

EN VIRTUD DE QUE EL ESTUDIO DEMUESTRA QUE LA VIDA ESTIMADA REMANENTE DE LOS ACTIVOS DE LARGA DURACIÓN ES SUPERIOR A LOS 10 AÑOS, LA ADMINISTRACIÓN DECIDIÓ INCREMENTAR A PARTIR DEL EJERCICIO 2005, LA VIDA ÚTIL ESTIMADA DE ESTOS ACTIVOS PASANDO DE 10 A 15 AÑOS.

E) EFECTIVO E INVERSIONES TEMPORALES

SE REGISTRAN A SU COSTO DE ADQUISICIÓN, QUE ES SIMILAR AL VALOR DE MERCADO. SUS RENDIMIENTOS SE RECONOCEN EN LOS RESULTADOS CONFORME SE DEVENGAN

F) COMPENSACIONES AL PERSONAL

LAS PRIMAS DE ANTIGÜEDAD A QUE TIENEN DERECHO LOS TRABAJADORES DESPUÉS DE 15 AÑOS DE SERVICIO, SE RECONOCEN COMO COSTO DESDE EL PRIMER AÑO DE ANTIGÜEDAD A TRAVÉS DEL REGISTRO DE UNA PROVISIÓN DETERMINADA CON BASE EN UN ESTUDIO ACTUARIAL.

EL COSTO DE LAS PRIMAS DE ANTIGÜEDAD Y LAS REMUNERACIONES AL TÉRMINO DE LA RELACIÓN LABORAL, SE DETERMINA CON BASE EN CÁLCULOS ACTUARIALES DE ACUERDO CON LO ESTABLECIDO EN LA NIF D-3 "BENEFICIOS A LOS EMPLEADOS". DICHA NIF REQUIERE EL REGISTRO DE UN COSTO O INGRESO NETO DE CADA EJERCICIO, ASÍ COMO EL RECONOCIMIENTO DE PASIVOS Y ACTIVOS, EN SU CASO, Y SOLO SE ACEPTA EL MÉTODO ACTUARIAL DE CÁLCULO SOBRE LA BASE DE SERVICIOS CUMPLIDOS CON SUELDOS PROYECTADOS.

LOS DEMÁS PAGOS BASADOS EN SU ANTIGÜEDAD A QUE PUEDEN TENER DERECHO LOS TRABAJADORES EN CASO DE SEPARACIÓN O MUERTE DE ACUERDO CON LA LEY FEDERAL DEL TRABAJO, SE LLEVAN DIRECTAMENTE A LOS RESULTADOS EN EL EJERCICIO EN QUE SE VUELVEN EXIGIBLES.

G) OPERACIONES EN MONEDA EXTRANJERA

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN EN MONEDA NACIONAL A LOS TIPOS DE CAMBIO VIGENTES CUANDO SE REALIZAN. LOS SALDOS ACTIVOS O PASIVOS EN DICHAS MONEDAS SE EXPRESAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE PRESENTACIÓN DE LOS ESTADOS FINANCIEROS. LAS DIFERENCIAS ORIGINADAS POR LAS FLUCTUACIONES EN EL TIPO DE CAMBIO ENTRE LAS FECHAS DE CONCERTACIÓN DE LA TRANSACCIÓN Y LAS DE SU LIQUIDACIÓN O VALUACIÓN A LA FECHA DE PRESENTACIÓN DE ESTADOS FINANCIEROS, SE REGISTRAN EN LOS RESULTADOS DEL PERIODO DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.

LAS OPERACIONES REALIZADAS POR LA EMPRESA EN MONEDAS EXTRANJERAS SE EFECTUARON EN SU MAYOR PARTE EN DÓLARES AMERICANOS.

H) INVENTARIOS Y COSTO DE VENTAS

LOS INVENTARIOS DE MATERIA PRIMA Y PRODUCTO TERMINADO SE VALUARON AL COSTO PROMEDIO DE ADQUISICIÓN Y AL COSTO PROMEDIO DE PRODUCCIÓN, RESPECTIVAMENTE, SIENDO ESTOS SIMILARES A LOS VALORES DE REPOSICIÓN AL RECONOCER EL EFECTO DE LA PARIDAD CAMBIARIA DE LA MONEDA A LA FECHA DE CIERRE, POR AQUELLOS PRODUCTOS CUYA COTIZACIÓN EN EL MERCADO ES EN DÓLARES AMERICANOS O CONVERTIBLES A DICHA MONEDA.

EL COSTO DE VENTAS ES DETERMINADO POR EL SISTEMA DE COSTEO ABSORBENTE SOBRE LA BASE DE COSTOS HISTÓRICOS, ACTUALIZADOS AL VALOR DE REPOSICIÓN.

LOS INVENTARIOS SE EXPRESAN A SU VALOR ACTUALIZADO DE REPOSICIÓN Y PRODUCCIÓN QUE NO EXCEDEN A SU VALOR DE MERCADO. DE MANERA CONSISTENTE CON LA SITUACIÓN ECONÓMICA ACTUAL Y ATENDIENDO UNA POLÍTICA DE FLUJO, LA EMPRESA REALIZA AJUSTES A LA VALUACIÓN DE SUS INVENTARIOS DE LENTO MOVIMIENTO A VALORES DE REALIZACIÓN. LOS EFECTOS DE ESTE AJUSTE SE PRESENTAN EN EL ESTADO DE RESULTADOS EN EL RUBRO DE OTROS GASTOS.

EL COSTO DE VENTAS SE EXPRESA A SU COSTO DE REPOSICIÓN AL MOMENTO DE LA VENTA INTEGRANDO LOS COSTOS POR REGALÍAS Y FLETES CONCEPTOS QUE LA EMPRESA IDENTIFICA DIRECTAMENTE CON EL COSTO DE CADA PRODUCTO Y NO CON LA OPERACIÓN DE VENTA DE LOS MISMOS.

I) DETERMINACIÓN DE LA DEPRECIACIÓN

ES CALCULADA BAJO EL MÉTODO DE LÍNEA RECTA EN FUNCIÓN DE LA VIDA ÚTIL DETERMINADA POR PERITOS INDEPENDIENTES Y EL AREA TÉCNICA DE LA COMPAÑÍA. SE DETERMINA EN DÓLARES AMERICANOS Y ES APLICADA A RESULTADOS AL TIPO DE CAMBIO DE CIERRE DE MES PUBLICADO POR EL BANCO DE MÉXICO. PARA EFECTOS FISCALES SE UTILIZAN LAS TASAS SEÑALADAS EN LA LEY DEL IMPUESTO SOBRE LA RENTA.

LA DEPRECIACIÓN CONSIDERA AQUELLOS EQUIPOS EN LOS QUE DEBE RECONOCERSE UN VALOR RESIDUAL CONTABLE AL TÉRMINO DE SU VIDA ÚTIL ESTIMADA AL CONSIDERAR QUE PUDIERAN TENER UN VALOR DE RESCATE EN EL MERCADO EN CASO DE SU REALIZACIÓN.

J) CAPITALIZACIÓN DEL RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

LA NIF D-6 VIGENTE A PARTIR DEL 01 DE ENERO 2007 NORMA LA CAPITALIZACIÓN DEL RIF ATRIBUIBLE A CIERTOS ACTIVOS CUYA ADQUISICIÓN REQUIERE DE UN PERIODO SUSTANCIAL (PROLONGADO) ANTES DE SU USO INTENCIONAL. EL RIF DIRECTAMENTE ATRIBUIBLE A LA ADQUISICIÓN DE ACTIVOS CALIFICABLES DEBE CAPITALIZARSE FORMANDO PARTE DEL COSTO DE INVERSIÓN DE ESOS ACTIVOS.

LA COMPAÑÍA CAPITALIZA LA PARTE PROPORCIONAL DE LOS INTERESES DEVENGADOS A CARGO DERIVADOS DE LOS PRINCIPALES PROYECTOS DE ACTIVOS FIJOS.

LA CAPITALIZACIÓN DEL RESULTADO INTEGRAL DE FINANCIAMIENTO INCLUYE: COSTO DE INTERESES, EFECTO CAMBIARIO Y EL RESULTADO POR POSICIÓN MONETARIA (REPOMO) CORRESPONDIENTE.

K) RESERVA DE INCOBRABILIDAD

SE RECONOCE UNA RESERVA PARA AQUELLAS CUENTAS DE RECUPERACIÓN DUDOSA A TRAVÉS DE LA CUAL SE APLICA A RESULTADOS UN PORCENTAJE DEL VALOR DEL ADEUDO DE CONFORMIDAD A LOS DÍAS VENCIDOS SEGÚN SE SEÑALA EN LA NOTA NO. 12

CON UN ENTORNO ECONÓMICO DESFAVORABLE, LA EMPRESA ADOPTA UNA ADMINISTRACIÓN BASADA EN FLUJO E INCREMENTA LA RESERVA EN CUENTAS POR COBRAR ANTE UNA INCERTIDUMBRE DE LA SITUACIÓN FINANCIERA DE LOS CLIENTES. POR SER UN EVENTO NO RECURRENTE, EL EFECTO DE ESTE AJUSTE SE PRESENTA EN EL ESTADO DE RESULTADOS EN EL RUBRO DE OTROS GASTOS.

L) PARTES RELACIONADAS

SE CONSIDERAN PARTES RELACIONADAS DE CONFORMIDAD CON EL BOLETÍN C-13 DE NORMAS DE INFORMACIÓN FINANCIERA AQUELLAS ENTIDADES O PERSONAS QUE INDIVIDUAL O CONJUNTAMENTE, DIRECTA O INDIRECTAMENTE, (1) EJERCEN CONTROL O INFLUENCIA SIGNIFICATIVA SOBRE ELLA, (2) ESTÉN BAJO SU CONTROL O INFLUENCIA SIGNIFICATIVA, O (3) ESTÉN BAJO EL MISMO CONTROL O INFLUENCIA SIGNIFICATIVA QUE LA COMPAÑÍA.

SE CONSIDERAN PARTES RELACIONADAS DE LA COMPAÑÍA:
· OTRAS EMPRESAS Y PERSONAS QUE TENGAN DIRECTA O INDIRECTAMENTE INFLUENCIA SIGNIFICATIVA EN EL DERECHO DE VOTO DE LA COMPAÑÍA, ASÍ COMO LAS ENTIDADES EN LAS QUE ESAS EMPRESAS Y PERSONAS TENGAN EL DERECHO QUE LES PERMITE INFLUIR EN EL PROCESO DE DECISIONES.
· LOS CONSEJEROS, DIRECTORES Y EJECUTIVOS DE ALTO NIVEL, ASÍ COMO LAS EMPRESAS EN LAS CUALES ELLOS TENGAN PODER DE DECISIÓN O INFLUENCIA SIGNIFICATIVA EN LAS DECISIONES OPERACIONALES Y FINANCIERAS.

SON TRANSACCIONES CON PARTES RELACIONADAS, LA TRANSFERENCIA DE EFECTIVO, DERECHOS, BIENES O SERVICIOS Y OBLIGACIONES ENTRE LAS PARTES INDEPENDIENTEMENTE DE QUE SEAN GRATUITAS.

LOS CONSEJEROS, DIRECTORES Y EJECUTIVOS DE ALTO NIVEL TIENEN LA OBLIGACIÓN DE ENTERAR AL COMITÉ DE PRÁCTICAS SOCIETARIAS SU RELACIÓN CON OTRAS EMPRESAS Y PERSONAS QUE PUDIERAN CELEBRAR TRANSACCIONES CON LA COMPAÑÍA PARA DETERMINAR SU POSIBLE TRATAMIENTO COMO PARTE RELACIONADA.

M) IMPUESTOS DIFERIDOS

LA COMPAÑÍA APLICA LOS LINEAMIENTOS ESTABLECIDOS EN LA NIF D-4 "IMPUESTOS A LA UTILIDAD", Y LA INIF 8 "EFECTOS DEL IMPUESTO EMPRESARIAL A TASA ÚNICA", LOS CUALES CONSISTEN EN DETERMINAR LOS IMPUESTOS DIFERIDOS, APLICANDO LA TASA DE IMPUESTO CORRESPONDIENTE A LAS DIFERENCIAS ENTRE LOS VALORES CONTABLE Y FISCAL DE LOS ACTIVOS Y PASIVOS (DIFERENCIAS TEMPORALES) A LA FECHA DE LOS ESTADOS FINANCIEROS.

EN ENERO DE 2007, EL CINIF EMITIÓ LA INIF 4 (INTERPRETACIÓN A LAS NORMAS DE INFORMACIÓN FINANCIERA NO. 4) DENOMINADA PRESENTACIÓN EN EL ESTADO DE RESULTADOS DE LA PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD EN LA CUAL CONCLUYÓ QUE LA PTU SE PRESENTARÁ A PARTIR DE 2007 EN EL RUBRO DE "OTROS INGRESOS Y GASTOS". EN SU CASO, TAMBIÉN DEBE RECONOCERSE UNA PTU DIFERIDA.

N) PRIMA EN SUSCRIPCIÓN Y RECOLOCACIÓN DE ACCIONES

CORRESPONDE A UNA RESERVA PROVENIENTE DE LAS UTILIDADES RETENIDAS, CREADA PARA ADQUIRIR TEMPORALMENTE LAS ACCIONES REPRESENTATIVAS DE SU CAPITAL SOCIAL QUE FUERON PREVIAMENTE COLOCADAS ENTRE EL PÚBLICO INVERSIONISTA, DE ACUERDO CON LO ESTABLECIDO EN LA LEY DE MERCADO DE VALORES. ESTA CUENTA SE ENCUENTRA REGISTRADA EN EL BALANCE GENERAL, DENTRO DEL CAPITAL CONTABLE.

LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS ACUERDA EXPRESAMENTE, PARA CADA EJERCICIO, EL MONTO MÁXIMO DE RECURSOS QUE PODRÁ DESTINARSE A LA COMPRA DE ACCIONES PROPIAS, CON LA ÚNICA LIMITANTE DE QUE LA SUMATORIA DE LOS RECURSOS QUE PUEDAN DESTINARSE A ESTE FIN, EN NINGÚN CASO EXCEDA EL SALDO TOTAL DE LAS UTILIDADES NETAS DE LA COMPAÑÍA, INCLUYENDO LAS RETENIDAS.

EL CONSEJO DE ADMINISTRACIÓN ASIGNA A LA O LAS PERSONAS RESPONSABLES DE LA ADQUISICIÓN Y COLOCACIÓN DE ACCIONES PROPIAS.

O) RESULTADO INTEGRAL

ES EL RESULTADO DE LA ACTUACIÓN TOTAL DE LA EMPRESA DURANTE EL PERIODO, Y ESTÁ REPRESENTADO POR LA UTILIDAD NETA, MÁS LOS EFECTOS DEL RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS Y EL ISR DIFERIDO, QUE DE CONFORMIDAD CON LAS NIF APLICABLES, SE LLEVARON DIRECTAMENTE AL CAPITAL CONTABLE.

P) UTILIDAD BÁSICA POR ACCIÓN

SE CALCULA DIVIDIENDO LA UTILIDAD NETA DEL PERIODO, ENTRE EL PROMEDIO PONDERADO DE LAS ACCIONES EN CIRCULACIÓN VIGENTES EN EL PERIODO DE REFERENCIA.

Q) INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL

HASTA EL EJERCICIO 2007 ESTA CUENTA INCLUÍA EL SALDO NETO DEL EFECTO PATRIMONIAL COMPLEMENTARIO QUE RESULTÓ DE LA ACTUALIZACIÓN DE LA INFORMACIÓN FINANCIERA Y SE INTEGRA POR EL RESULTADO ACUMULADO POR POSICIÓN MONETARIA Y EL RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS.

A PARTIR DE 2008 ESTA PARTIDA DESAPARECE DERIVADO DE LAS RECLASIFICACIONES SIGUIENTES:

· EL RESULTADO POR POSICIÓN MONETARIA AL RUBRO DE RESULTADOS ACUMULADOS.
· EL RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS RECONOCIDO EN CAPITAL DEBE CLASIFICARSE EN "REALIZADO" Y "NO REALIZADO", EL " NO REALIZADO" ES EL QUE SE IDENTIFICA CON LOS INVENTARIOS O, EN SU CASO, CON LOS ACTIVOS FIJOS EXISTENTES Y SE PRESENTA DENTRO DEL CAPITAL COMO RETANM, EL "REALIZADO" SE RECLASIFICA AL RUBRO DE RESULTADOS ACUMULADOS.

NOTA 3 INMUEBLES, PLANTA Y EQUIPO

DE CONFORMIDAD CON LA NIF C-15 "DETERIORO EN EL VALOR DE LOS ACTIVOS DE LARGA DURACIÓN Y SU DISPOSICIÓN", SE LLEVÓ A CABO UNA APRECIACIÓN DE LOS ACTIVOS REFERIDOS CON BASE A UN ESTUDIO QUE DETERMINA SU VALOR DE USO, SIN ENCONTRAR SIGNOS DE DETERIORO QUE INDICARAN QUE FUERA NECESARIO AJUSTAR DICHOS ACTIVOS PORQUE ESTUVIERAN VALUADOS A IMPORTES MAYORES QUE SU PRECIO NETO DE VENTA Y SU VALOR DE USO.

COMO PARTE INTEGRANTE DE ESTE PROCESO, SE LLEVÓ A CABO UN ESTUDIO DE LA VIDA ÚTIL REMANENTE DE LA MAQUINARIA Y EQUIPO, TOMANDO COMO BASE, ENTRE OTROS ELEMENTOS, EL TIPO DE INDUSTRIA, LA TECNOLOGÍA Y LAS CONDICIONES DE MANTENIMIENTO, CONCLUYENDO QUE LA EMPRESA TIENE EN USO ACTIVOS CUYA VIDA PRODUCTIVA HA SIDO SUPERIOR A LOS 10 AÑOS Y QUE AÚN CON PRECIOS DE REALIZACIÓN DE ACTIVOS POR OTRAS EMPRESAS DEL SECTOR, QUE A NIVEL INTERNACIONAL ESTÁN EN PROCESO DE LIQUIDACIÓN, LA VIDA ÚTIL DE ESTOS ACTIVOS DESDE SU FECHA DE ADQUISICIÓN, ES SUPERIOR A LOS PLAZOS QUE HILASAL MEXICANA ACTUALMENTE ESTIMA DE 10 AÑOS, COMO BASE PARA LA DETERMINACIÓN DE LA DEPRECIACIÓN DE SU MAQUINARIA Y EQUIPO.

EN VIRTUD DE QUE EL ESTUDIO DEMUESTRA QUE LA VIDA ESTIMADA REMANENTE DE LOS ACTIVOS DE LARGA DURACIÓN ES SUPERIOR A LA VIDA ASIGNADA ACTUALMENTE, LA ADMINISTRACIÓN HA DECIDIDO INCREMENTAR, A PARTIR DEL EJERCICIO 2005, LA VIDA ÚTIL ESTIMADA DE ESTOS ACTIVOS PASANDO DE 10 A 15 AÑOS.

LA EMPRESA SE MANTENDRÁ REVISANDO CONTINUAMENTE EL VALOR DE USO Y ESTIMADO DE VIDA ÚTIL DE SUS ACTIVOS FIJOS, APEGADA A NORMAS DE INFORMACIÓN FINANCIERA EN MÉXICO

LA AMPLIACIÓN DE VIDAS ÚTILES REMANENTES HA SIDO ANALIZADA, DISCUTIDA Y AUTORIZADA POR LA ADMINISTRACIÓN DE HILASAL MEXICANA, POR SU COMITÉ DE AUDITORIA Y POR EL CONTADOR PÚBLICO INDEPENDIENTE RESPONSABLE DE AUDITAR LOS ESTADOS FINANCIEROS DE LA EMPRESA.

NOTA 4 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 5 CONTINGENTE

DE ÍNDOLE FISCAL
LA EMPRESA INTERPUSO JUICIO DE AMPARO CONTRA EL COSTO DE VENTAS Y LA ACUMULACIÓN DEL INVENTARIO AL 31 DE DICIEMBRE DE 2004, SIN QUE A LA FECHA SE HAYA OBTENIDO LA RESOLUCIÓN CORRESPONDIENTE, LA EMPRESA SEGUIRÁ ACUMULANDO Y DEDUCIENDO LAS PARTIDAS SEÑALADAS CONFORME A LEY HASTA QUE EL JUICIO SEA RESUELTO.

NOTA 6 CAPITAL CONTABLE

EL CAPITAL CONTABLE AL 30 DE SEPTIEMBRE DE 2009 SE INTEGRA COMO SIGUE:

CAPITAL SOCIAL.- REPRESENTADO POR ACCIONES SIN EXPRESIÓN DE VALOR NOMINAL

ACCIONES SERIE A $ 48,417

ACTUALIZACIÓN $ 149,893

PRIMA EN COLOCACIÓN ACCIONES $ 51,092

RESULTADOS ACUMULADOS $ 221,920

RESERVA PARA RECOMPRA DE ACCIONES $ 8,530

RESULTADO ACUMULADO POR POSICIÓN MONETARIA $ (141,362)

RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS $ (114,661)

RESULTADO DEL EJERCICIO $ (73,834)

TOTAL CAPITAL CONTABLE $ 149,995

NOTA 7 RESERVA PARA RECOMPRA DE ACCIONES

AL 30 DE SEPTIEMBRE DE 2009 EL MONTO AUTORIZADO ES DE $ 29,843 DE LOS CUALES SE HAN UTILIZADO A ESA FECHA $ 21,313

EL SALDO AL 30 DE SEPTIEMBRE DE 2009 ASCIENDE A $ 8,530

DURANTE EL 3ER TRIMESTRE 2009 NO SE EFECTUARON OPERACIONES DE RECOMPRA.

NOTA 8 CAPITALIZACION DEL RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

DURANTE EL EJERCICIO 2009 NO SE LLEVARON A CABO ESTE TIPO DE CAPITALIZACIÓN.

NOTA 9 RESULTADO INTEGRAL DE FINANCIAMIENTO NETO

	DEVENGADO
INTERESES PAGADOS	25,571
INTERESES A FAVOR	(32)
INTERESES NETOS	25,539
EFECTO PARIDAD CAMBIARIA	7,382
TOTAL COSTO	32,921

NOTA 10 UTILIDAD (PERDIDA) DE OPERACIONES DISCONTINUADAS

NOTA 11 RESULTADOS NETOS MENSUALES

PERIODO	RESULTADO NETO	INPC APLICADO
DICIEMBRE 01	29,335	97.3540
DICIEMBRE 02	13,993	102.9040
DICIEMBRE 03	664	106.9960
DICIEMBRE 04	7,515	112.55
DICIEMBRE 05	16,859	116.3010
DICIEMBRE 06	9,428	121.0150
DICIEMBRE 07	9,598	125.5640
DICIEMBRE 08	(83,963)	
ENERO 09	(14,964)	
FEBRERO 09	(15,030)	
MARZO 09	13,469	

ABRIL 09	(294)
MAYO 09	615
JUNIO 09	(33,916)
JULIO 09	(6,440)
AGOSTO 09	(6,541)
SEPTIEMBRE 09	(10,733)

NOTA 12 INFORMACION POR SEGMENTOS

COMO SE INDICA EN LA NOTA 1, LA ACTIVIDAD PRINCIPAL DE HILASAL MEXICANA, SA.B. DE C.V. ES LA FABRICACIÓN, COMPRA Y VENTA DE TOALLAS Y PRODUCTOS SIMILARES Y EL 100% DE SUS INGRESOS LOS OBTIENE DE DICHO SEGMENTO.

LAS VENTAS DE LA COMPAÑÍA DURANTE EL 3ER TRIMESTRE DEL EJERCICIO 2009, SE REALIZARON EN UN 80 % AL MERCADO NACIONAL Y EN UN 20 % AL MERCADO DE EXPORTACIÓN. LAS VENTAS DE EXPORTACIÓN FUERON REALIZADAS EN SU TOTALIDAD A LOS ESTADOS UNIDOS DE NORTEAMÉRICA

LOS PRODUCTOS DE LA COMPAÑÍA SE COMERCIALIZAN FUNDAMENTALMENTE A TRAVÉS DE UN ALTO NÚMERO DE CLIENTES, TALES COMO TIENDAS DEPARTAMENTALES Y DETALLISTAS, SIN QUE EXISTA CONCENTRACIÓN EN ALGÚN CLIENTE EN PARTICULAR.

NOTA 13 RESERVA DE INCOBRABILIDAD

LA POLÍTICA SEÑALA LA APLICACIÓN A RESULTADOS EN FORMA PROPORCIONAL A LOS DÍAS VENCIDOS DE CONFORMIDAD CON LA SIGUIENTE TABLA:

CUENTAS CON VENCIMIENTO DE 61 A 90 DÍAS 25% DE APLICACIÓN A RESULTADOS
CUENTAS CON VENCIMIENTO DE 91 A 180 DÍAS 25% DE APLICACIÓN A RESULTADOS
CUENTAS CON VENCIMIENTO DE 181 A 269 DÍAS 25% DE APLICACIÓN A RESULTADOS
CUENTAS CON VENCIMIENTO DE 270 DÍAS EN ADELANTE 15 % DE APLICACIÓN A RESULTADOS

ACTUALMENTE EL IMPORTE DE LA RESERVA POR INCOBRABILIDAD ASCIENDE A $ 3,011 MDP

NOTA 14

LOS ESTADOS FINANCIEROS DE HILASAL MEXICANA S.A.B. DE C.V. CORRESPONDIENTES AL 3ER TRIMESTRE 2009 FUERON APROBADOS POR EL CONSEJO DE ADMINISTRACIÓN EN SESIÓN CELEBRADA EL 20 DE OCTUBRE DE 2009.

NOTA 15 BENEFICIOS A DIRECTIVOS RELEVANTES

DE CONFORMIDAD CON LA NIF C-13 PARTES RELACIONADAS A CONTINUACIÓN SE ANEXA EL IMPORTE TOTAL DE LOS BENEFICIOS A EMPLEADOS OTORGADOS AL PERSONAL GERENCIAL CLAVE O DIRECTIVOS RELEVANTES DE LA ENTIDAD DURANTE EL EJERCICIO 2009:

BENEFICIOS DIRECTOS A CORTO PLAZO: $ 834 MILES DE PESOS

NOTA 16 CREDITOS BANCARIOS CORTO Y LARGO PLAZO

EL 14 DE JULIO DE 2009 SE CELEBRÓ LA SEGUNDA REUNIÓN CON LOS BANCOS ACREEDORES, EN SEGUIMIENTO A LA CELEBRADA EL DÍA 15 DE MAYO. EN ESTA SEGUNDA REUNIÓN, HILASAL PRESENTÓ, EN EL PLAZO OFRECIDO A SUS ACREEDORES, UNA PROPUESTA DE PLAN DE NEGOCIOS INTEGRAL CONTENIENDO OBJETIVOS, ESTRATEGIAS, PROGRAMAS DE ACCIÓN Y UNA PROPUESTA DE REESTRUCTURA DE OBLIGACIONES CON SUS ACREEDORES.

LA EMPRESA HA ESTADO NEGOCIANDO CON SUS ACREEDORES FINANCIEROS LAS CONDICIONES Y TÉRMINOS BAJO LOS CUALES SE REESTRUCTURARÍAN SUS CRÉDITOS. EN ESTE LAPSO ALGUNAS INSTITUCIONES PROCEDIERON A LA RENOVACIÓN DE SUS ADEUDOS, MIENTRAS QUE ALGUNOS DE LOS CRÉDITOS PRESENTAN VENCIMIENTO AL CIERRE DEL 3ER TRIMESTRE.

LA EMPRESA MANTENDRÁ REUNIONES CON LOS ACREEDORES FINANCIEROS Y LOS ACUERDOS ALCANZADOS SE DIVULGARÁN DE MANERA OPORTUNA, SEGÚN SE REGISTREN AVANCES EN LA NEGOCIACIÓN.

NOTA 17 LINEA DE FACTORAJE FINANCIERO

HILASAL TIENE HABILITADA UNA LÍNEA DE FACTORAJE FINANCIERO CON FACTOR BAJÍO SA DE CV POR 2 MILLONES DE DÓLARES O SU EQUIVALENTE EN MONEDA NACIONAL PARA EL DESCUENTO DE FACTURAS DE CLIENTES NACIONALES Y EXTRANJEROS. AL 30 DE SEPTIEMBRE DE 2009 EL IMPORTE UTILIZADO ASCIENDE A UN EQUIVALENTE EN DÓLARES DE $ 987,000 (NOVECIENTOS OCHENTA Y SIETE MIL DÓLARES 00/100 US CY). EL EFECTO CONTABLE DE ESTA PARTIDA SE REGISTRA EN EL RUBRO DE DOCUMENTOS Y CUENTAS POR COBRAR, Y LOS INTERESES GENERADOS DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP

MEXICAN STOCK EXCHANGE

ASAL QUARTER: 03 YEAR: 2009

:.V.

CREDITS BREAK DOWN

NOT CONSOLIDATED

(Thousand Pesos)

Final Printing

EING ION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
				CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
	29/09/2006	17/03/2011	8.6336							0	0	13,493	0	0	0
	29/09/2006	17/03/2011	8.5915							0	0	13,493	0	0	0
	29/09/2006	17/03/2011	8.6178							0	0	13,493	0	0	0
	29/09/2006	17/03/2011	8.6730							0	0	13,493	0	0	0
	29/09/2006	17/03/2011	8.6243							0	0	13,493	0	0	0
	31/08/2009	30/09/2009	6.2110							6,544	0	0	0	0	0
	19/12/2007	01/01/2012	2.4950							0	12,933	13,844	14,819	15,863	59,647
	22/12/2006	22/12/2009	3.8790							0	3,679	0	0	0	0
	15/10/2007	15/10/2011	5.5360							0	2,024	2,024	2,024	1,012	0
IED	10/07/2009	17/07/2009	9.64	45,249	0	0	0	0	0						
IED	29/07/2009	22/01/2010	12.90	0	13,900	0	0	0	0						
IED	13/05/2009	12/06/2009	12.60	1,864	0	0	0	0	0						
IED	18/08/2009	02/08/2012	10.20	0	894	3,900	4,875	0	0						
IED	20/06/2008	20/06/2009	7.93	10,000	0	0	0	0	0						
	15/09/2009	15/10/2009	8.2790							0	13,493	0	0	0	0
	14/11/2008	17/08/2009	12.6210							0	17,541	0	0	0	0
	17/12/2008	15/06/2009	6.7360							0	26,311	0	0	0	0
										0	0	0	0	0	0
				57,113	**14,794**	**3,900**	**4,875**	**0**	**0**	**6,544**	**75,981**	**83,333**	**16,843**	**16,875**	**59,647**

MEXICAN STOCK EXCHANGE

.ASAL

:.V.

QUARTER: 03 YEAR: 2009

CREDITS BREAK DOWN

(Thousand Pesos)

NOT CONSOLIDATED

Final Printing

'REING JTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
				TIME INTERVAL						TIME INTERVAL					
				CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
				0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

ASAL

.V.

QUARTER: **03** YEAR: **2009**

CREDITS BREAK DOWN

(Thousand Pesos)

NOT CONSOLIDATED

Final Printing

EING TION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
				TIME INTERVAL						TIME INTERVAL					
				CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
LIED				6,158	0	0	0	0	0	6,750	0	0	0	0	0
										0	0	0	0	0	0
				6,158	0	0	0	0	0	6,750	0	0	0	0	0
LIED				0	0	0	0	0	0	0	0	0	0	0	0
				0	0	0	0	0	0	0	0	0	0	0	0
LIED				12,476	0					1,080	0				
				12,476	0	0	0	0	0	1,080	0	0	0	0	0
				75,747	**14,794**	**3,900**	**4,875**	**0**	**0**	**14,374**	**75,981**	**83,333**	**16,843**	**16,875**	**59,647**

MONETARY FOREIGN CURRENCY POSITION

NOT CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**726**	**9,791**	**1**	**12**	**9,803**
LIABILITIES POSITION	**19,793**	**267,053**	**0**	**0**	**267,053**
SHORT-TERM LIABILITIES POSITION	6,697	90,355	0	0	90,355
LONG-TERM LIABILITIES POSITION	13,096	176,698	0	0	176,698
NET BALANCE	**-19,067**	**-257,262**	**1**	**12**	**-257,250**

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

NOT CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

NOT CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	49.80
OFICINA MEXICO	OFICINAS ADMINISTRATIVAS	0	0

NOTES

LA CAPACIDAD INSTALADA DE LA FABRICA ES DE 650 TONELADAS MENSUALES, ACTUALMENTE SE TIENE HABILITADA PARA PRODUCIR 320 TONELADAS MENSUALES Y SOBRE ESTA CAPACIDAD SE UTILIZO EN EL TRIMESTRE EL 49.80 %

MAIN RAW MATERIALS

NOT CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
ALGODON	CARGILL COTTON, DUNAVANT	Importación	NO	25.40
QUIMICOS	DYSTAR, HUNTSSMAN, DEGUSSA	Nacional	NO	9.40
MATERIAL INDIRECTO	VARIOS	Nacional	NO	5.20

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
TOALLAS	1,527,206	140,000	55.00	LICENCIAS,	WAL MART,
	0	0	0	PRESTIGE, ELITE	SAM´S CLUB
	0	0	0	SAHARA	CHEDRAUI
	0	0	0	BRIGHT SEASON,	COMERCIAL MEXICANA
	0	0	0	ROYAL CROWN	COPPEL, CONTROL
	0	0	0	CLASSIC, TRIBUTE	LIVERPOOL
	0	0	0		EL PALACIO DE HIERRO
FOREIGN SALES					
TOALLAS	548,453	60,221	0	HILASAL Y LAS DE	JC PENNEY´S
	0	0	0	NUESTROS CLIENTES	MC ARTHUR
	0	0	0		MUSCOGEE TEXTILES
	0	0	0		LTD COMMODITIES
	0	0	0		BED BATH & BEYOND
TOTAL		**200,221**			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **03** YEAR: **2009**

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
TOALLAS	548,453	60,221	ESTADOS UNIDOS	HILASAL Y LAS DE	JC PENNEY'S
	0	0		NUESTROS CLIENTES	MC ARTHUR
	0	0			MUSCOGEE TEXTILES
	0	0			LTD COMMODITIES
	0	0			BED BATH & BEYOND
FOREIGN SUBSIDIARIES					

TOTAL	60,221	

NOTES

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL**

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: **03** YEAR: **2009**

ANALYSIS OF PAID CAPITAL STOCK

NOT CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	109,826,146	129,986,146	38,640,000	7,000	41,417
TOTAL			20,160,000	109,826,146	129,986,146	38,640,000	7,000	41,417

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 129,986,146

NOTES

DERIVATIVE FINANCIAL INSTRUMENTS